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June 20, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Preliminary Information Statement on Schedule 14C Filed May 8, 2024 SEC File No.: 001-41450

Dear Sir/Madam,

We are filing this letter on behalf of Next Technology Holding Inc. (the “Company”) in connection with the filing of the Company’s Preliminary Information Statement on Schedule 14C (File No. 001-41450) with the U.S. Securities and Exchange Commission (the “Commission”) on May 8, 2024 (the “Schedule 14C”). The Company received a letter, dated May 16, 2024 (the “First Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance relating to the Schedule 14C, and filed its correspondence to the First Comment Letter on May 29, 2024 (the “First Correspondence”).

On June 7, 2024, the Company received another letter from the Staff relating to the Schedule 14C (the “Second Comment Letter”). This correspondence letter sets forth additional analysis and information in response to questions of the Staff set out in the Second Comment Letter relating to the Schedule 14C. For your convenience, the Staff’s comments set forth in the Second Comment Letter are repeated below in bold and italics, followed in each case by the responses of the Company. Capitalized terms used herein without definition shall have such meanings ascribed to them in the First Correspondence.

Consenting Shareholders, page 1

1.	We note your response to prior comment 1 indicating that the persons you identified have longstanding relationships with, take an active interest in, and engage in regular communications with the company and that, on this basis, you believe you have not engaged in a solicitation in obtaining consents. Please provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l) or qualify for an exception under 14a-2. Alternatively, file a preliminary proxy statement on Schedule 14A.

We respectfully advise the Staff that obtaining consents from the relevant shareholders in connection with the actions listed in the Schedule 14C, as described below, either did not involve solicitation within the meaning of Exchange Act Rule 14a-1(l) or qualified for an exception under Exchange Act Rule 14a-2.

As detailed in the First Correspondence, each of Perfect Linkage, Blue Rose, Green Ally and Golden Genius (together with Perfect Linkage, Blue Rose, Green Ally and the Acquisition Shareholders, the “Consenting Shareholders”) has a longstanding relationship with Mr. Licheng Dong, the chairman of the board of directors of the Company (“Mr. Dong”). These shareholders acquired equity interest of the Company through the Sept. Placement and have since maintained regular monthly communications with the Company regarding the Bitcoin mining/investment industry and how the Company would benefit from the development of this industry. Through these interactions, they have developed a deep understanding of the Company’s operations, industry developments, and the strategic actions that the Company plans to take. Further, most of the Consenting Shareholders had been holding more than 5% of the Company’s outstanding common stock until a recently disclosed acquisition by the Company in March 2024.

The Consenting Shareholders had particularly known about and supported the Transaction well before providing their consents. The Transaction was essentially the exercise by the Company of its purchase right under that certain BTC Trading Contracts, which was previously disclosed in an 8-K filed on September 28, 2023. It was actually the Consenting Shareholders who, during the parties’ routine communications and on other occasions, repeatedly checked in with the Company for a status update and urged the Company to exercise its purchase right and execute the Transaction.

The April 25, 2024 call was another routine communication between the Company and Perfect Linkage, during which the Transaction, among other topics, were discussed. Mr. Cao, director of Perfect Linkage, once again expressed his support and desire for the Company to explore the Bitcoin acquisition transactions, including the Transaction. Please note that neither Mr. Liu who is the CEO of the Company and attended the call, nor any other representative of the Company, requested, expressly or impliedly, Perfect Linkage’s consent on the Transaction.

Similarly, during the routine calls between the Company and Blue Rose, Green Ally and Golden Genius on April 27, 2024, April 30, 2024 and April 30, 2024 respectively, the representatives of the applicable Consenting Shareholders raised the topics of the Transaction, among other topics, and expressed their support and desire for the Company to enter into the Transaction, consistent with their prior positions and requests. The support of the Consenting Shareholders was provided without any request or solicitation from Mr. Liu or any other representatives of the Company.

After the calls, Mr. Liu arranged the logistics of sending the signature pack to the above Consenting Shareholders between April 25, 2024 and April 30, 2024. On or around May 2, 2024, Mr. Cao, the Perfect Linkage Director, Mr. Zhao, the Blue Rose Director, Mr. Ma, the Green Ally Director, and Mr. Li, the Golden Genius Director, provided the consent in favor of the Transaction on behalf of Perfect Linkage, Blue Rose, Green Ally and Golden Genius, respectively, via mail.

As provided in the First Correspondence, the beneficial owner of each of Max Strategic, Perfect Merchant, Divine Sky, Glorius Skyline, Fortune Light and Regal Wave (collectively, the “Acquisition Shareholders”) has been a long-time friend of Mr. Dong. Those Acquisition Shareholders became shareholders of the Company through the Future Dao Acquisition. In addition to the public disclosure of the BTC Trading Contracts described above, as part of each Acquisition Shareholder’s due diligence investigation of the Company in connection with the Future Dao Acquisition, information regarding the Transaction were provided and questions regarding the Transaction were raised and thoroughly discussed. Therefore, each Acquisition Shareholder were fully aware of the Transaction even prior to becoming a shareholder of the Company.

On April 29, 2024, Mr. Dong and Mr. Liu informally gathered with several friends (including friends from each Acquisition Shareholder) in Hong Kong (the “Hong Kong Gathering”). This meeting was part of their routine gatherings with close friends in the Bitcoin industry. During the Hong Kong Gathering, the attendees discussed the potential actions that the Company could take to increase its Bitcoin holding. Specifically, they deliberated on increasing the Company’s Bitcoin holding through transactions, including without limitation, the Transaction, as part of a broader strategic plan to benefit the Company. During these discussions, all Acquisition Shareholders expressed their view and urged that the Company should actively pursue the Transaction. Please note that neither Mr. Dong nor Mr. Liu requested or solicitated any Acquisition Shareholders’ consent to the Transaction during the discussions.

For administrative convenience, Mr. Liu handed the signature pages of the written consent approving the Transaction to the representatives of Acquisition Shareholders at the Hong Kong Gathering. The representatives then provided the signatures of the Acquisition Shareholders on-site.

As defined under the Exchange Act Rule 14a-1(l), the terms “solicit” and “solicitation” are defined to mean: (i) any request for a proxy, whether or not accompanied by or included in a form of proxy; (ii) any request to execute or not to execute, or to revoke, a proxy; or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Notably, pursuant to the Exchange Act Rule 14a-1(l)(2)(iii), any ministerial acts on behalf of a person soliciting a proxy do not amount to a solicitation.

As discussed above, each Consenting Shareholder took it upon itself to consent to the corporate actions regarding the Transaction. Further, while Mr. Dong and/or Mr. Liu discussed the Transaction with one or more of the Consenting Shareholders, it was part of a broader conversion about the Company’s strategic plan to increase its Bitcoin holdings. Neither of them solicited consent from anyone or at any point inquired into the intentions of any of the Consenting Shareholders. Mr. Liu is the only individual representing the Company that coordinated obtaining signature pages from the Consenting Stockholders. However, Mr. Liu’s actions merely amounted to ministerial acts, as he simply collected and compiled executed signature pages without asking for shareholder’s consent on behalf of the Company.

For the foregoing reasons, we do not believe that the Company engaged in a solicitation of consents and, as a result, we respectfully advise the Staff that the use of an Information Statement on Schedule 14C was the appropriate form of communicating the corporate actions regarding the Transaction to the Company’s shareholders.

We trust the foregoing sufficiently responds to the Staff’s comments set forth in the Second Comment Letter.

The Company acknowledges:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or wish to discuss any aspect of the Schedule 14C, please contact the undersigned by phone at (650)521-4635 or by e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng (Mandy) Lai
Meng (Mandy) Lai

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